

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Junsheng Zhang
Chairman of the board and Director
1st—7th Floor, Industrial and Commercial Bank Building
Xingfu Street, Hulan Town, Hulan District, Harbin City
Heilongjiang Province, China 150025

> **Re: JRSIS Health Care Corporation**
> **Amendment No. 6 to Registration Statement on**
> **Form S-1**
> **Filed October 15, 2014**
> **File No. 333-194359**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Cash Flows, page F-6

1. Please refer to prior comment 2. It remains unclear how you accounted for the $132,914 rent offset. Please address the following:
    - We do not understand the assertion that you recognized the rent offset as "additional paid in capital," which does not appear on your statement of shareholders' equity. Please advise.
    - Tell us how this amount relates to 2012 rentals and leases expense of $132,915.
    - Further explain to us why you have recorded the rent offset as a debit to non-controlling interest.

Notes to Consolidated Financial Statements
Note 2. Summaries of Significant Accounting Policies
X. Non-controlling interests, page F-19

2. Please refer to prior comment 3. Your revised disclosure states that "as of June 30, 2013, Jiarun has yet received all the investment amounts of Joint venture investment agreement from Junsheng Zhang." Please revise this disclosure throughout the filing to more accurately describe the status of Junsheng Zhang's obligations under this arrangement. In addition, explain to us when you expect these obligations to be fulfilled. Revise your disclosure accordingly.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

       Sincerely,

       /s/ Jeffrey P. Riedler

       Jeffrey P. Riedler
       Assistant Director

cc: <u>Via E-mail</u>
        William D. O'Neal
        Attorney at Law
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